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                                                [DEUTSCHE ASSET MANAGEMENT LOGO]

PRESS RELEASE
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FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION:
JUDITH INOSANTO 212.326.6746, MEDIA
PATRICIA M. ROSCH 212.336.4812, INVESTORS


          THE KOREA FUND, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

            NEW YORK, NY, February 27, 2004 -- The Korea Fund, Inc. (the "Fund") announced today that, in accordance with its tender offer for up to 4,966,590 of its issued and outstanding shares of common stock, which expired on February 23, 2004, the Fund has accepted, after adjusting for fractional shares in accordance with the terms of the offer, 4,966,408.9739 shares for payment at a price of $21.91 per share, which is equal to 95% of the net asset value per share determined as of the close of the New York Stock Exchange on February 24, 2004. These shares represent approximately 10% of the Fund's outstanding shares.

            A total of 30,501,559.9834 shares were properly tendered and not withdrawn by February 23, the final date for withdrawals. In accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering shareholders, other than stockholders holding 99 or less shares who tendered all their shares and from whom the Fund is accepting all shares properly tendered (aggregating 108,038.9739 shares). Accordingly, on a pro rata basis, 15.9855% of shares for each stockholder who properly tendered 100 or more shares has been accepted for payment.

      The Fund's manager is Deutsche Investment Management Americas Inc. and is part of Deutsche Asset Management. With more than US $714 billion in assets under management (as of December 31, 2003), Deutsche Asset Management is one of the world's leading investment management organizations, not just in size, but in quality and breadth of investment products, performance and client service. Deutsche Asset Management is geographically divided into three regions -- the Americas, Europe and Asia Pacific, providing the full range of investment management products across the risk/return spectrum.


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      Investments in funds involve risk. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund's shares is determined by a number of factors, several are beyond the control of the Fund. Therefore, the Fund cannot predict the trading price of its shares in relation to net asset value.

Not FDIC Insured. Not Guaranteed. May Lose Value.

Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and Scudder Trust Company.

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